

August 25, 2023

Xin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.
88 Tongda Road, Touqiao Town
Guangling District, Yangzhou, 225000
People's Republic of China

> **Re: Meihua International Medical Technologies Co., Ltd.**
> **Amendment No. 2 to Annual Report on Form 20-F**
> **Filed August 21, 2023**
> **File No. 001-41291**

Dear Xin Wang:

We have reviewed your August, 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2023 letter.

Amendment No. 2 to Annual Report on Form 20-F, filed August 21, 2023

Item 3. Key Information, page 1

1. We note the changes you made to your disclosure appearing in the Risk Factors section of your amended annual report for the fiscal year ended December 31, 2022 relating to legal and operational risks associated with operating in China and PRC regulations. The annual report discloses information as of your fiscal year ended December 31, 2022 and it is unclear to us that there were changes in the regulatory environment in the PRC for the period covered by the report warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your

business, which could result in a material change in your operations and/or the value of the securities you have registered for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Because your revised disclosure has removed references to the PRC government's power to exercise significant oversight and discretion over the conduct of your business, the level of government involvement in the Chinese economy, and the risk factors captioned "*PRC's economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business*" and "*Uncertainties with respect to the PRC legal system could adversely affect us*," we do not believe that your revised disclosure conveys these risks. We also note that your disclosure in the "Key Information Related to Doing Business in China" section at the outset of Item 3 continues to reference the risk factors that were removed in your latest amendment. We further note your revision noting that you may not be able to effectively protect your intellectual property rights or to enforce your contractual rights in China "or in other jurisdictions." However, you disclose that Meihua is not a Chinese operating company but a Cayman Islands holding company with all operations conducted by its subsidiaries located in mainland China. Please disclose the other jurisdictions where you hold intellectual property. Please restore your disclosures in these areas to the disclosures as they existed in your annual report as of July 3, 2023.

You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Megan J. Penick, Esq.